Consolidated Statements of Comprehensive Income

(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2026	2025	2026	2025
Revenues and Other Income
Gross revenues (note 3)	20 817	13 565	55 248	39 644
Less: royalties	(1 939)	(1 013)	(4 393)	(2 778)
Other income (note 4)	190	115	410	148
	19 068	12 667	51 265	37 014
Expenses
Purchases of crude oil and products	6 856	4 471	18 453	13 872
Operating, selling and general	3 552	3 270	10 749	9 730
Transportation and distribution	536	513	1 666	1 450
Depreciation, depletion, amortization and impairment (note 12)	2 894	1 731	6 339	5 103
Exploration	19	6	172	132
(Gain) on disposal of assets	(65)	(17)	(78)	(17)
Financing expenses (note 6)	310	476	1 193	803
	14 102	10 450	38 494	31 073
Earnings before Income Taxes	4 966	2 217	12 771	5 941

Income Tax Expense (Recovery)
Current	1 579	412	3 674	1 472
Deferred	(427)	186	(549)	27
	1 152	598	3 125	1 499
Net Earnings	3 814	1 619	9 646	4 442

Other Comprehensive Income
Items That May be Subsequently Reclassified to Earnings:
Foreign currency translation adjustment	(20)	33	61	(147)
Items That Will Not be Reclassified to Earnings:
Actuarial gain on employee retirement benefit plans, net of income taxes (note 11)	231	304	661	548
Other Comprehensive Income	211	337	722	401

Total Comprehensive Income	4 025	1 956	10 368	4 843

Per Common Share (dollars) (note 7)
Net earnings – basic and diluted	3.27	1.34	8.19	3.63
Cash dividends	0.60	0.57	1.80	1.71

See accompanying notes to the condensed interim consolidated financial statements.

40 2026 Third Quarter Suncor Energy Inc.

Consolidated Balance Sheets

(unaudited)

	September 30	December 31
($ millions)	2026	2025
Assets
Current assets
Cash and cash equivalents	8 001	3 650
Accounts receivable	8 391	5 087
Inventories	6 515	5 121
Income taxes receivable	293	371
Assets held for sale (note 12)	2 517	—
Total current assets	25 717	14 229
Property, plant and equipment, net	63 749	68 428
Exploration and evaluation	1 742	1 742
Other assets	2 945	1 977
Goodwill and other intangible assets	3 328	3 455
Deferred income taxes	81	82
Total assets	97 562	89 913

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt (note 6 and note 9)	561	973
Current portion of long-term lease liabilities	709	638
Accounts payable and accrued liabilities	11 239	7 523
Current portion of provisions	1 006	1 056
Income taxes payable	210	20
Liabilities associated with assets held for sale (note 12)	1 352	—
Total current liabilities	15 077	10 210
Long-term debt (note 9)	9 191	9 014
Long-term lease liabilities	3 977	3 879
Other long-term liabilities	1 665	1 416
Provisions (note 10 and 12)	10 150	12 108
Deferred income taxes	7 829	8 162
Equity	49 673	45 124
Total liabilities and shareholders’ equity	97 562	89 913

See accompanying notes to the condensed interim consolidated financial statements.

2026 Third Quarter Suncor Energy Inc. 41

Consolidated Statements of Cash Flows

(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2026	2025	2026	2025
Operating Activities
Net Earnings	3 814	1 619	9 646	4 442
Adjustments for:
Depreciation, depletion, amortization and impairment (note 12)	2 894	1 731	6 339	5 103
Deferred income tax (recovery) expense	(427)	186	(549)	27
Accretion (note 6)	153	145	459	432
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (note 6)	(4)	186	267	(289)
Change in fair value of financial instruments and trading inventory	165	(90)	123	40
(Gain) on disposal of assets	(65)	(17)	(78)	(17)
Share-based compensation	273	181	93	(116)
Settlement of decommissioning and restoration liabilities	(143)	(147)	(433)	(353)
Other	45	37	197	296
Increase in non-cash working capital	(509)	(46)	(1 778)	(705)
Cash flow provided by operating activities	6 196	3 785	14 286	8 860
Investing Activities
Capital expenditures	(1 509)	(1 484)	(3 975)	(4 337)
Proceeds from disposal of assets	85	18	112	18
Other investments and acquisitions	(3)	(8)	(9)	(15)
Decrease (increase) in non-cash working capital	172	(137)	111	(202)
Cash flow used in investing activities	(1 255)	(1 611)	(3 761)	(4 536)
Financing Activities
Repayment of long-term debt (note 6)	(96)	—	(474)	—
Lease liability payments	(177)	(163)	(531)	(518)
Issuance of common shares under share option plans	14	65	113	152
Repurchase of common shares(1) (note 8)	(1 350)	(750)	(3 225)	(2 298)
Distributions relating to non-controlling interest	(4)	(4)	(12)	(12)
Dividends paid on common shares	(698)	(688)	(2 116)	(2 090)
Cash flow used in financing activities	(2 311)	(1 540)	(6 245)	(4 766)
Increase (Decrease) in Cash and Cash Equivalents	2 630	634	4 280	(442)
Effect of foreign exchange on cash and cash equivalents	(1)	41	71	(98)
Cash and cash equivalents at beginning of period	5 372	2 269	3 650	3 484
Cash and Cash Equivalents at End of Period	8 001	2 944	8 001	2 944
Supplementary Cash Flow Information
Interest paid	160	158	602	599
Income taxes paid	1 292	439	3 250	1 436

(1)	Prior year nine months ended September 30, 2025, includes $48 million of taxes paid on 2024 share repurchases.

See accompanying notes to the condensed interim consolidated financial statements.

42 2026 Third Quarter Suncor Energy Inc.

Consolidated Statements of Changes In Equity

(unaudited)

			Accumulated			Number of
			Other			Common
	Share	Contributed	Comprehensive	Retained		Shares
($ millions)	Capital	Surplus	Income	Earnings	Total	(thousands)
At December 31, 2024	21 121	520	1 201	21 672	44 514	1 244 332
Net earnings	—	—	—	4 442	4 442	—
Foreign currency translation adjustment	—	—	(147)	—	(147)	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $172	—	—	—	548	548	—
Total comprehensive income	—	—	(147)	4 990	4 843	—
Issued under share option plans	178	(26)	—	—	152	3 775
Repurchase of common shares for cancellation(1) (note 8)	(720)	—	—	(1 571)	(2 291)	(42 193)
Change in liability for share repurchase commitment	19	—	—	6	25	—
Share-based compensation (note 5)	—	10	—	—	10	—
Dividends paid on common shares	—	—	—	(2 090)	(2 090)	—
At September 30, 2025	20 598	504	1 054	23 007	45 163	1 205 914
At December 31, 2025	20 402	502	999	23 221	45 124	1 193 520
Net earnings	—	—	—	9 646	9 646	—
Foreign currency translation adjustment	—	—	61	—	61	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $207 (note 11)	—	—	—	661	661	—
Total comprehensive income	—	—	61	10 307	10 368	—
Issued under share option plans	139	(26)	—	—	113	2 719
Repurchase of common shares for cancellation(1) (note 8)	(652)	—	—	(2 633)	(3 285)	(37 915)
Change in liability for share repurchase commitment (note 8)	(63)	—	—	(475)	(538)	—
Share-based compensation (note 5)	—	7	—	—	7	—
Dividends paid on common shares	—	—	—	(2 116)	(2 116)	—
At September 30, 2026	19 826	483	1 060	28 304	49 673	1 158 324

(1)	Includes $60 million of taxes on share repurchases for the nine months ended September 30, 2026 (September 30, 2025 – $41 million).

See accompanying notes to the condensed interim consolidated financial statements.

2026 Third Quarter Suncor Energy Inc. 43

Notes to the Consolidated Financial Statements

(unaudited)

1. Reporting Entity and Description Of The Business

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. Basis of Preparation

(a) Statement of Compliance

These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IFRS Accounting Standards”) and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. The accounting policies and methods of computation applied in these condensed interim consolidated financial statements are consistent with those applied in the company’s audited consolidated financial statements as at and for the year ended December 31, 2025. These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2025.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2025.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2025.

(e) Income Taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.

(f) Adoption of New IFRS Standards

The IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures that are effective January 1, 2026, with early adoption permitted. There was no impact to the interim consolidated financial statements as a result of the initial application.

44 2026 Third Quarter Suncor Energy Inc.

(g) Recently Announced Accounting Pronouncements

The standards and amendments that are issued, but not yet effective up to the date of authorization of the company’s interim consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards and amendments when they become effective.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1 Presentation of Financial Statements. The new standard establishes a revised structure for the consolidated statements of comprehensive income and introduces enhanced principles on aggregation and disaggregation of certain line items. IFRS 18 will not impact recognition or measurement of income and expenses, however, it will change how items are presented within the consolidated financial statements.

Under IFRS 18, the consolidated statements of comprehensive income will be organized into three categories: Operating, Investing and Financing.

The standard also introduces requirements for Management-defined Performance Measures (“MPMs”) to communicate management’s view of an aspect of the operating performance of the company as a whole. The company has identified Adjusted Net Earnings and Adjusted Net Earnings for Return on Capital Employed (ROCE) as MPMs. Related disclosures will be incorporated into future financial statements for the applicable reporting periods.

IFRS 18 is effective for annual periods beginning on or after January 1, 2027, and is to be applied retrospectively with certain transition provisions. The company will continue to assess the full impact of adopting IFRS 18 throughout the remainder of 2026.

Consequential amendments to IAS 7 Statement of Cash Flows were issued concurrently with IFRS 18 and become effective at the same time. These amendments change the starting point for determining cash flows provided by operating activities under the indirect method, from Net Earnings (Loss) to Operating Earnings (Loss) and remove the optionality in the classification of cash flows from dividends and interest.

2026 Third Quarter Suncor Energy Inc. 45

Notes to the Consolidated Financial Statements

3. Segmented Information

The company’s operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

			Exploration and		Refining and		Corporate and
Three months ended September 30	Oil Sands		Production		Marketing		Eliminations		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025

Revenues and Other Income
Gross revenues	6 501	4 822	1 072	665	13 244	8 077	—	1	20 817	13 565
Intersegment revenues	2 820	2 228	—	—	151	8	(2 971)	(2 236)	—	—
Less: Royalties	(1 619)	(880)	(320)	(133)	—	—	—	—	(1 939)	(1 013)
Operating revenues, net of royalties	7 702	6 170	752	532	13 395	8 085	(2 971)	(2 235)	18 878	12 552
Other income (loss)	127	106	29	(31)	(30)	25	64	15	190	115
	7 829	6 276	781	501	13 365	8 110	(2 907)	(2 220)	19 068	12 667
Expenses
Purchases of crude oil and products	618	518	—	—	9 045	6 208	(2 807)	(2 255)	6 856	4 471
Operating, selling and general	2 568	2 329	154	149	611	602	219	190	3 552	3 270
Transportation and distribution	313	353	30	32	201	138	(8)	(10)	536	513
Depreciation, depletion, amortization and impairment	1 350	1 261	1 222	161	291	275	31	34	2 894	1 731
Exploration	17	6	2	—	—	—	—	—	19	6
(Gain) on disposal of assets	(65)	—	—	—	—	(16)	—	(1)	(65)	(17)
Financing expenses	195	171	30	17	23	25	62	263	310	476
	4 996	4 638	1 438	359	10 171	7 232	(2 503)	(1 779)	14 102	10 450
Earnings (Loss) before Income Taxes	2 833	1 638	(657)	142	3 194	878	(404)	(441)	4 966	2 217
Income Tax Expense (Recovery)
Current	—	—	—	—	—	—	—	—	1 579	412
Deferred	—	—	—	—	—	—	—	—	(427)	186
	—	—	—	—	—	—	—	—	1 152	598
Net Earnings	—	—	—	—	—	—	—	—	3 814	1 619
Capital Expenditures	1 062	998	117	182	321	290	9	14	1 509	1 484

46 2026 Third Quarter Suncor Energy Inc.

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025

Revenues and Other Income
Gross revenues	17 887	14 618	3 180	2 059	34 181	22 966	—	1	55 248	39 644
Intersegment revenues	7 991	6 013	—	—	233	57	(8 224)	(6 070)	—	—
Less: Royalties	(3 553)	(2 291)	(840)	(487)	—	—	—	—	(4 393)	(2 778)
Operating revenues, net of royalties	22 325	18 340	2 340	1 572	34 414	23 023	(8 224)	(6 069)	50 855	36 866
Other income (loss)	245	146	53	(17)	(58)	31	170	(12)	410	148
	22 570	18 486	2 393	1 555	34 356	23 054	(8 054)	(6 081)	51 265	37 014
Expenses
Purchases of crude oil and products	2 231	1 940	—	—	24 020	18 099	(7 798)	(6 167)	18 453	13 872
Operating, selling and general	7 838	7 077	431	394	1 875	1 789	605	470	10 749	9 730
Transportation and distribution	951	984	131	90	610	404	(26)	(28)	1 666	1 450
Depreciation, depletion, amortization and impairment	3 826	3 708	1 564	499	842	792	107	104	6 339	5 103
Exploration	168	77	4	55	—	—	—	—	172	132
(Gain) on disposal of assets	(60)	—	—	—	(8)	(16)	(10)	(1)	(78)	(17)
Financing expenses	576	543	73	52	73	59	471	149	1 193	803
	15 530	14 329	2 203	1 090	27 412	21 127	(6 651)	(5 473)	38 494	31 073
Earnings (Loss) before Income Taxes	7 040	4 157	190	465	6 944	1 927	(1 403)	(608)	12 771	5 941
Income Tax Expense (Recovery)
Current	—	—	—	—	—	—	—	—	3 674	1 472
Deferred	—	—	—	—	—	—	—	—	(549)	27
	—	—	—	—	—	—	—	—	3 125	1 499
Net Earnings	—	—	—	—	—	—	—	—	9 646	4 442
Capital Expenditures	2 722	2 856	371	620	853	832	29	29	3 975	4 337

2026 Third Quarter Suncor Energy Inc. 47

Notes to the Consolidated Financial Statements

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company’s revenues are from the following major commodities:

Three months ended September 30	2026			2025
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	6 841	—	6 841	4 704	—	4 704
Bitumen	2 480	—	2 480	2 346	—	2 346
	9 321	—	9 321	7 050	—	7 050
Exploration and Production
Crude oil and natural gas liquids(1)	576	496	1 072	400	265	665
	576	496	1 072	400	265	665
Refining and Marketing
Gasoline	5 151	—	5 151	3 452	—	3 452
Distillate(1)	6 928	328	7 256	3 814	97	3 911
Other	988	—	988	722	—	722
	13 067	328	13 395	7 988	97	8 085
Corporate and Eliminations
	(2 971)	—	(2 971)	(2 235)	—	(2 235)
Total Revenue from Contracts with Customers	19 993	824	20 817	13 203	362	13 565

Nine months ended September 30	2026			2025
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	18 210	—	18 210	13 282	—	13 282
Bitumen	7 668	—	7 668	7 349	—	7 349
	25 878	—	25 878	20 631	—	20 631
Exploration and Production
Crude oil and natural gas liquids(1)	2 047	1 133	3 180	1 222	837	2 059
	2 047	1 133	3 180	1 222	837	2 059
Refining and Marketing
Gasoline	13 307	—	13 307	9 986	—	9 986
Distillate(1)	17 615	967	18 582	10 914	184	11 098
Other	2 525	—	2 525	1 939	—	1 939
	33 447	967	34 414	22 839	184	23 023
Corporate and Eliminations
	(8 224)	—	(8 224)	(6 069)	—	(6 069)
Total Revenue from Contracts with Customers	53 148	2 100	55 248	38 623	1 021	39 644

(1)	International revenues for comparative periods were previously reported under North America.

48 2026 Third Quarter Suncor Energy Inc.

4. Other Income

Other income consists of the following:

	Three months ended September 30		Nine months ended September 30
($ millions)	2026	2025	2026	2025
Risk management and energy trading	97	12	134	39
Investment and interest income(1)	90	71	259	65
Insurance proceeds and other	3	32	17	44
	190	115	410	148

(1)	Prior year nine months ended September 30, 2025, includes a $95 million write-down of an equity investment within the Corporate segment and a $41 million write-down of an equity investment within the Refining and Marketing segment.

5. Share-Based Compensation

The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:

	Three months ended September 30		Nine months ended September 30
($ millions)	2026	2025	2026	2025
Equity-settled plans	2	3	7	10
Cash-settled plans	270	180	544	338
	272	183	551	348

2026 Third Quarter Suncor Energy Inc. 49

Notes to the Consolidated Financial Statements

6. Financing Expenses

Financing expenses (income) consists of the following:

	Three months ended September 30		Nine months ended September 30
($ millions)	2026	2025	2026	2025
Interest on debt	150	163	464	462
Interest on lease liabilities	79	66	221	204
Capitalized interest	(41)	(45)	(121)	(162)
Interest expense	188	184	564	504
Interest on partnership liability	11	11	33	34
Interest on pension and other post-retirement benefits	(5)	(1)	(14)	(2)
Accretion	153	145	459	432
Foreign exchange (gain) loss on U.S. dollar denominated debt and leases	(4)	186	267	(289)
Operational foreign exchange and other	(33)	(49)	(116)	124
	310	476	1 193	803

In the second quarter of 2026, the company fully repaid its US$275 million 7.875% Debentures upon maturity in June 2026.

In the third quarter of 2026, the company fully repaid its $96 million 3.00% Series 5 Medium Term Notes upon maturity in September 2026.

7. Earnings Per Common Share

	Three months ended September 30		Nine months ended September 30
($ millions)	2026	2025	2026	2025
Net earnings	3 814	1 619	9 646	4 442

(millions of common shares)
Weighted average number of common shares	1 166	1 211	1 178	1 225
Dilutive securities:
Effect of share options	—	1	—	1
Weighted average number of diluted common shares	1 166	1 212	1 178	1 226

(dollars per common share)
Basic and diluted earnings per share	3.27	1.34	8.19	3.63

50 2026 Third Quarter Suncor Energy Inc.

8. Share Repurchases

The following table summarizes the share repurchase activities during the period:

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2026	2025	2026	2025
Share repurchase activities (thousands of common shares)
Shares repurchased	14 825	13 600	37 915	42 193
Amounts charged to:
Share capital	255	232	652	720
Retained earnings	1 095	518	2 573	1 530
Share repurchase cost before tax	1 350	750	3 225	2 250
Retained earnings - share buyback tax payable	26	13	60	41
Share repurchase cost	1 376	763	3 285	2 291

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases under its normal course issuer bid that may take place during its internal blackout periods:

	September 30	December 31
($ millions)	2026	2025
Amounts charged to:
Share capital	153	90
Retained earnings	704	229
Liability for share purchase commitment	857	319

9. Financial Instruments

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivative assets (liabilities) are as follows:

($ millions)	Total
Fair value outstanding assets at December 31, 2025	193
Changes in fair value recognized in earnings during the period - (loss)	(297)
Contracts realized during the period	170
Fair value outstanding assets at September 30, 2026	66

2026 Third Quarter Suncor Energy Inc. 51

Notes to the Consolidated Financial Statements

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●	Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.
●	Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.
●	Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at September 30, 2026, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at September 30, 2026:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	185	173	—	358
Accounts payable	(221)	(71)	—	(292)
	(36)	102	—	66

During the third quarter of 2026, there were no transfers between Level 1 and Level 2 fair value measurements.

Non-Derivative Financial Instruments

At September 30, 2026, the carrying value of fixed-term debt accounted for under amortized cost was $9.8 billion (December 31, 2025 – $10.0 billion) and the fair value was $9.0 billion (December 31, 2025 – $9.8 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

10. Provisions

Suncor’s decommissioning and restoration provision decreased by $2.0 billion for the nine months ended September 30, 2026. The decrease was primarily due to the classification of obligations related to the planned sale of the company’s offshore interests in Terra Nova, White Rose and West White Rose as liabilities held for sale (note 12) and an increase in the credit-adjusted risk-free rate to 5.4% (December 31, 2025 – 5.0%).

11. Pensions and Other Post-Retirement Benefits

For the nine months ended September 30, 2026, the actuarial gain on employee retirement benefit plans was $661 million (net of taxes of $207 million), due to strong asset performance and an increase in the discount rate to 5.4% (December 31, 2025 – 4.9%).

52 2026 Third Quarter Suncor Energy Inc.

12. Assets Held For Sale and Asset Transactions

Subsequent to the third quarter of 2026, the company executed an agreement to sell its offshore interests in Terra Nova, White Rose and West White Rose to Ithaca Energy plc for proceeds of approximately $1.2 billion (US$860 million) before closing adjustments and other closing costs. The agreement also includes additional contingent consideration of up to approximately $350 million (US$250 million), based on future oil prices. Concurrent with closing of the transaction, Ithaca Energy plc will assume the commitments, obligations, and related abandonment and lease liabilities associated with the assets. The transaction has an effective date of July 1, 2026, and is expected to close in early 2027, subject to customary closing conditions, regulatory approvals and partner consents.

In the third quarter of 2026, the company reclassified the assets and liabilities related to its interests in Terra Nova, White Rose and West White Rose as assets held for sale. These operations are reported within the Exploration and Production segment.

Upon classification as assets held for sale as at September 30, 2026, the company performed an impairment test of the disposal group. The impairment test was performed using the lower of the carrying amount and the estimated proceeds of sale excluding contingent consideration. As a result of the impairment test, the company recorded an impairment charge of $1.08 billion before tax ($822 million after tax), presented within the depreciation, depletion, amortization and impairment line item.

The table below details the assets and liabilities held for sale as at September 30, 2026:

September 30
($ millions)	2026
Assets
Current assets	107
Property, plant and equipment, net	2 410
Total Assets	2 517
Liabilities
Current liabilities	(21)
Other long-term liabilities and provisions	(1 331)
Total Liabilities	(1 352)

Net Assets	1 165

2026 Third Quarter Suncor Energy Inc. 53